
July 23, 2013

Via e-mail
Mr. Philip G. Heasley
President, CEO & Director
ACI Worldwide, Inc.
3520 Kraft Rd, Suite 3000
Naples, FL 34105

      Re: ACI Worldwide, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed March 1, 2013
            Form 8-K Filed May 2, 2013
            File No. 000-25346

Dear Mr. Heasley:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Intangible Assets and Goodwill, page 45

1.   In your response to comment 2 in your letter dated March 30, 2012, you provided proposed revised disclosures that you would include in future filings with regards to your goodwill impairment analysis; however, it appears that you did not include such revisions in your current Form 10-K filing. If you determined that the estimated fair value substantially exceeds the carrying value for each of your reporting units, please disclose this determination. To the extent that the estimated fair value for any of your reporting

units is not substantially in excess of its carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please disclose (a) the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; (b) discuss the degree of uncertainty associated with the key assumptions and (c) describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350. Please provide the disclosures that you intend to include in your future filings, beginning with your next Form 10-Q filing.

Controls and Procedures, page 48

2.   We note your disclosures on page 49 where you indicate that the company believes the internal controls and procedures of S1 will have a material effect on your internal control over financial reporting. Please explain further the purpose of this disclosure. In this regard, tell us whether management included S1 in their assessment of the effectiveness of your internal control over financial reporting at December 31, 2012. To the extent they did not, tell us your consideration to include a discussion in your report regarding the scope of your assessment, which includes identification of the business excluded and its significance to your consolidated financial statements. If the intent of this disclosure was to disclose material changes to your internal control over financial reporting as a result of the S1 acquisition, then tell us your consideration to include a discussion of such changes. We refer you to Question 3 to the Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports available on our website at http://www.sec.gov/info/accountants/controlfaq.htm.

Form 8-K Filed May 2, 2013

3.   We believe the non-GAAP operating statement columnar format appearing in your Item 2.02 Forms 8-K beginning in May 2012 conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or me at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Scott W. Behrens, ACI Worldwide
        Dennis Byrnes, ACI Worldwide